Exchange Bancshares, Inc.



2002 Annual Report

AR/S
P.E.
12-31-02

33-54566





Your Locally Owned Independent Community Bank Since 1906



EXCHANGE BANCSHARES, INC.

237 Main Street, Post Office Box 177
LUCKEY, OHIO
419-833-1500 – 419-833-3401

Financial Highlights

(Dollars in thousands, except per share data)	December 31, 2002	December 31, 2001	Percent Change
Year Ended			
Net (loss) income	$(1,090)	$592	(284.1)%
Return on average assets	(1.01)%	0.55%	--
Return on average equity	(10.51)%	5.93%	--
Per Common Share Data			
Basic net (loss) income	$(1.86)	$1.01	(284.2)%
Cash dividends	0.25	0.50	--
Book value at quarter end	15.72	17.85	(11.9)%
Average shares outstanding	586,644	585,553	--
At Period End			
Total Assets	$110,688	$106,456	4.0%
Total Loans	72,512	81,182	(10.7)%
Total Deposits	100,845	95,231	5.9%
Total Shareholders' Equity	9,222	10,452	(11.8)%
Average for the Year Ended			
Total Assets	$108,008	$107,901	0.1%
Total Loans	79,717	78,724	1.3%
Total Deposits	96,563	96,846	(0.3)%
Total Shareholders' Equity	10,371	9,991	3.8%
Market Information			
Price range of common stock per share for the year ended			
High	$20.00	$22.75	--
Low	$18.00	$17.00	--



EXCHANGE BANCSHARES, INC.

237 Main Street, Post Office Box 177
LUCKEY, OHIO
419-833-1500 – 419-833-3401

To our Shareholders, Customers and Friends:

We are pleased to present to you this Annual Report for 2002. You will notice the format of this report has changed from prior years. We decided to present the Annual Report in the 10-KSB format as filed with the Securities and Exchange Commission.

During 2002, we faced many challenges and the realities of the changing banking climate. As a result, the Board of Directors proactively initiated a detailed effort to determine the Company's corporate strengths and weaknesses. We identified a number of opportunities for growth and expansion of customer services. We also identified certain operating performance issues that needed improvement. The Board of Directors and management team took a proactive posture by implementing numerous changes to our operations. Additionally, the Board increased their corporate governance, which ultimately resulted in changes in our senior management structure and staffing levels. The Board of Directors maintains the goal to translate these changes into higher shareholder value, increased earnings performance and asset quality equal to, or better than, our peers.

The Company experienced a 4.0% increase in total assets during the year 2002. At the December 31, 2002, total assets were $110.7 million, as compared to $106.5 million at the end of 2001, which represents growth of $4.2 million. Total loans outstanding decreased $8.7 million, or 10.7%, to $72.5 million at the year-end 2002, while total deposits increased $5.6 million, or 5.9%, to $100.8 million at the end of year 2002.

The Company has been working diligently to identify problem loans and other asset quality issues within the Bank. Although progress has been made, the identification of problem loans and monitoring of asset quality is an ongoing process. The Board of Directors determined it was necessary to make provisions to the allowance for possible loan losses (the "ALLL") totaling $2,019,000 during this past year. Management and the Board of Directors feel that the ALLL is sufficient to cover estimated potential losses at December 31, 2002. This very large provision for loan loss was a result of our proactive stance in dealing with the existing asset quality problems, and has resulted in the Company reporting a net loss of $1,090,000 for the year ending December 31, 2002.

The Sarbanes-Oxley Act of 2002 has drawn national attention to certain matters of corporate governance of all corporations, especially for publicly traded corporations (SEC reporting corporations) such as the Exchange Bancshares, Inc. The Board of Directors is very aware of their fiduciary responsibilities and have intensified their efforts through the audit, loan and other committees of the board. These committees have increased their involvement by meeting more frequently with the internal and external auditors, senior management and other Bank personnel.

In conclusion, the year 2002 has presented notable challenges relative to asset quality and other operating performance issues for the Company. We believe these challenges have also presented even more opportunities for improvement and future growth for this Company. The Board of Directors considers the year 2002 a year of reflection, adjustment and reorganization. We look forward to reporting to you the positive results of our efforts during 2003 and beyond.

Marion Layman Chairman of the Board	Jeffery A. Robb, Sr., CPA President & CEO

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB

ANNUAL REPORT Pursuant to SECTION 13 or 15(d) of
THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year ended December 31, 2002
Commission File Number 33-54566

EXCHANGE BANCSHARES, INC.
(Name of small business issuer in its charter)

Ohio	34-1721453
(State or other Jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

237 Main Street, Box 177, Luckey, Ohio 43443
(Address of principal executive offices) (Zip code)

Issuer's telephone number (419) 833-3401

Securities registered under Section 12(b) of the Exchange Act:
not applicable
Securities registered under Section 12(g) of the Exchange Act:
Common Shares ($5.00 Par Value)
Preferred Shares ($25.00 Par Value)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES _X_ NO ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10- KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for the most recent fiscal year. $7,803,000

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such common equity, as of a specified date within the past 60 days: As of March 19, 2002, 586,644 common shares of the Registrant were outstanding. The aggregate market value of the voting stock held by non-affiliates was $9,319,903 based upon the trading price of $18.60 per share.

Documents Incorporated by Reference

The following sections of the definitive Proxy Statement for the 2003 Annual Meeting of Shareholders of Exchange Bancshares, Inc. are incorporated by reference into Part III of this Form 10-KSB:

1. Information Regarding Nominees and Continuing Directors
2. Summary Compensation Table
3. Indebtedness of and Transactions with Officers and Directors

Transitional Small Business Disclosure Format YES ___ NO _X_

Exchange Bancshares, Inc.
For the Year Ended December 31, 2002
TABLE OF CONTENTS

* Pages 41 through 43 and Exhibits omitted from 2002 Annual Report. These pages can be reviewed in the 10-KSB filed with the Securities and Exchange Commission on March 31, 2003.

PART I

ITEM 1. Description of Business.

Business

Exchange Bancshares, Inc. (the "Bancorp") was organized as an Ohio corporation and incorporated by directors of The Exchange Bank (the "Bank") under Ohio law on October 13, 1992 at the direction of the Board of Directors of the Bank for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of Bank ("Common Stock"). The Bancorp acquired the Bank effective January 1, 1994. The Bancorp has authorized 750,000 common shares, par value $5.00 per share of which 586,644 are currently outstanding.

The Bancorp also has authorized 750 preferred shares, par value $25.00 per share without designating the terms of the preferred shares. No preferred shares are currently outstanding or presently intended to be issued.

Exchange Bancshares, Inc. is a bank holding company registered under the Bank Holding Company Act of 1956 engaged in the business of commercial and retail banking through its subsidiary, The Exchange Bank, which accounts for substantially all of its revenues, operating income, and assets. The Bancorp may in the future acquire or form additional subsidiaries, including other banks, to the extent permitted by law.

The Bancorp is subject to regulation by the Board of Governors of the Federal Reserve System, which limits the activities in which the Bancorp and the Bank may engage. The Bank is supervised by the State of Ohio, Division of Financial Institutions. The Bank is a member of the Federal Reserve System and is subject to its supervision. The Bank is also a member of the Federal Deposit Insurance Corporation (the "FDIC"). As such, the Bank is subject to periodic examination by the Division of Financial Institutions of the State of Ohio and the Federal Reserve Board. The Bancorp and the Bank must file with the U. S. Securities and Exchange Commission, the Federal Reserve Board and Ohio Division of Financial Institutions the prescribed periodic reports containing full and accurate statements of its affairs.

The Bank conducts a general banking business embracing the usual functions of a commercial, retail and savings bank, including: time, savings, money market and demand deposit accounts; commercial, industrial, agricultural, real estate, consumer installment and credit card lending; safe deposit box rental, automated teller machines, and other services tailored to individual customers. The Bank makes and services secured and unsecured loans to individuals, firms and corporations. The Bank continuously searches for new products and services, which are made available to their customers in order that they may remain competitive in the market place.

Forward-Looking Statements

When used in this Form 10-KSB, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Bancorp's financial performance and could cause the Bancorp's actual results for future periods to differ materially from any statements expressed with respect to future periods. See Exhibit 99.4 hereto "Safe Harbor Under the Private Securities Litigation Reform Act of 1995," which is incorporated herein by reference.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of the Bank, and the Bancorp's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and the Bancorp's primary market area.

Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

1. Financial Condition. Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 2002.

2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 2002 and 2001 –"Provision for Loan Losses". Management's statements regarding the adequacy of the allowance for loan losses at December 31, 2002.

3. Liquidity and Capital Resources. Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

The Bancorp does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Fiscal and Monetary Policies

The earnings of the Bank are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board, through its monetary policies, regulates the money supply, credit conditions and interest rates in order to influence the general economic conditions. This is accomplished primarily by their open market operations through the acquisition and disposition of United States Government securities, varying the discount rate (rate charged on member bank borrowings), targeting Federal Funds rates, and adjusting the reserve requirements of member and nonmember bank deposits. As a result the Federal Reserve Board's monetary policies have had a significant effect on the interest income and interest expense of commercial banks and are expected to continue to do so in the future.

Employees

As of December 31, 2002, the Bank had 47 full and 19 part-time employees. Personnel costs incurred by the Bancorp are reimbursed to the Bank.

Competition

The Bank has five banking offices located in Wood and Lucas Counties, Ohio. The primary market of the Bank is Northwest Ohio, which includes Wood, Lucas and contiguous counties in Ohio and Michigan. The Bank competes with several area banks and savings and loan associations, as well as, various credit unions, finance companies, large retail stores, credit corporations and both Federal and local governments for sources of funds. The Bank is the second largest bank headquartered in Wood County, Ohio.

The competitive factors within the financial services industry can be classified into two categories, competitive rates and competitive services. With interest rates being at a forty year low, competition for deposits, i.e. sources of funds, and quality loans, i.e. uses of funds, has become extreme. From a service standpoint, financial institutions compete against each other in types of services such as service costs, banking hours and similar features. The Bank is generally competitive with competing financial institutions in its primary service area with respect to interest rates paid on time and savings deposits, charges on deposit accounts and interest rates charged on loans. With respect to services, the Bank offers extended banking hours and operates five ATM's (automated teller machines).

Pursuant to state regulations, the Bank is limited to the amount that it may lend to a single borrower. As of December 31, 2002 and 2001 the legal lending limits were approximately $1,443,000 and $1,650,000 respectively. As of December 31, 2002 and 2001, no loans were over the legal lending limit.

Availability of Financial Information

Bancorp files unaudited quarterly financial reports under Form 10-QSB and annual financial reports under Form 10-KSB with the Securities and Exchange Commission (the "SEC"). Copies of these reports are available by writing to:

Joseph R. Hirzel, Secretary
Exchange Bancshares, Inc.
237 Main Street, P.O. Box 177
Luckey, OH 43443-0177

Financial reports and other materials filed by Bancorp with the SEC may also be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained from the SEC by calling 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants that file reports electronically, as Bancorp does.

ITEM 2. Description of Property.

The Bank's principal office is located at 235 Main Street, Luckey, Ohio 43443. The Bank's four branches are located at 311 North Main Street, Walbridge, Ohio 43465, 940 Clarion Avenue, Holland, Ohio 43528, 610 East South Boundary Street, Perrysburg, Ohio 43551, and 6401 Monroe Street, Sylvania, Ohio 43560. The Bank owns all of the above properties. The Bancorp operates out of the Bank's main office although it has a separate mailing address. The Bancorp reimburses the Bank for the fair value of the space occupied.

ITEM 3. Legal Proceedings.

In June 1998, The Exchange Bank merged with Towne Bank in Perrysburg, Ohio. As a result of this merger, The Exchange Bank succeeded to all of the outstanding rights and obligations of Towne Bank. One of these obligations arose out of an Agreement dated April 4, 1996, between Towne Bancorp, Inc., Towne Bank and Norman J. Rood, a former director and officer of Towne Bancorp, Inc. and Towne Bank (the "Agreement"). One of the terms of the Agreement provided that Towne Bancorp, Inc. and Towne Bank would defend and indemnify Mr. Rood if he was ever involved in a lawsuit resulting from actions taken while he served as an officer or director of the Bancorp or Bank. In 1998, Mr. Rood was named in two class action lawsuits brought by certain of the shareholders of Towne Bancorp, Inc., styled (1) *Joseph Gomez and Read Backus, et al. vs. Towne Bancorp, Inc. et al.* - United States District Court, Northern District of Ohio, Western Division, Case No. 3:98CV7436, and (2) *Anne Stahl Crowley, Trustee, et al. vs. Huntington Trust Co. N.A., et al.* - United States District Court, Northern District of Ohio, Western Division, Case No. 3:98CV7575, which were subsequently consolidated into one class action lawsuit under the style Gomez et al. vs. Towne Bancorp (the "Lawsuit"). In February 1999, Mr. Rood was dismissed from the Lawsuit and on June 24, 2002 the Lawsuit was settled. On June 24, 2002, Judge James G. Carr signed a Final Judgment and Order outlining the settlement of the Lawsuit and a dismissal of all claims. In this regard, Mr. Rood was fully dismissed from all claims and cannot be subject to any further claims under the Lawsuit, so The Exchange Bank has no further liability to Mr. Rood pursuant to the Lawsuit.

In the opinion of management of the Bancorp, there are no legal proceedings pending to which the Bancorp is a party or to which its property is subject, which, if determined adversely to the Bancorp, would be material in relation to the Bancorp's undivided profits or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Bancorp. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Bancorp by government authorities or others.

ITEM 4. Submission of Matters to a Vote of Security Holders.

Not Applicable.

PART II

ITEM 5. Market for Common Equity and Related Stockholder Matters.

At December 31, 2002, the Bancorp had approximately 803 shareholders of record. Sweney Cartwright & Co. and McDonald & Company, broker-dealers, make a limited over-the-counter market in shares of the Bancorp Common Stock. In addition, there have been a limited number of private transactions known to the management of the Bancorp. There are no plans to list the shares of the Bancorp Common Stock on any stock exchange. Through 2002, Sweney Cartwright & Co and McDonald & Company purchased and sold shares of stock of the Bancorp at prices ranging from $18.00 to $20.00 per share. The offer to purchase shares, in some instances, was conditional upon their ability to sell the shares at a predetermined price.

In 2002 the Bancorp declared cash dividends of $.20 per share payable on June 15, 2002 to shareholders of record on June 1, 2002 and a cash dividend of $.05 payable on December 30, 2002 to shareholders of record on December 23, 2002. In 2001 the Bancorp declared cash dividends of $.20 per share payable on June 15, 2001 to shareholders of record on June 1, 2001 and a cash dividend of $.30 per share payable on December 15, 2001 to shareholders of record on December 1, 2001. In 2000 the Bancorp declared cash dividends of $.19 per share payable on June 15, 2000 to shareholders of record on June 1, 2000 and a cash dividend of $.30 per share payable on December 15, 2000 to shareholders of record on December 1, 2000. The Bancorp also declared a five percent stock dividend to shareholders of record on June 2, 2000 payable on June 15, 2000.

	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
High	$19.00	$19.60	$20.00	$20.00
Low	$18.00	$18.15	$19.00	$19.00
Dividend Declared	$0.00	$0.20	$0.00	$0.05

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
High	$22.75	$20.00	$19.00	$19.50
Low	$18.25	$17.00	$17.00	$17.00
Dividend Declared	$0.00	$0.20	$0.00	$0.30

	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
High	$24.76	$25.00	$26.00	$24.25
Low	$23.57	$22.63	$26.00	$19.50
Dividend Declared	$0.00	$0.19	$0.00	$0.30
Stock Dividend		5%		

Dividends by the Bancorp necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors of the Bancorp considers dividend policy. Under Ohio Revised Code, the Bancorp is prohibited from paying dividends if either the Bancorp would be unable to pay its debts as they come due, or the Bancorp's total assets would be less than its total liabilities plus an amount needed to satisfy any preferential rights of shareholders. The Bancorp may only pay dividends out of surplus. Surplus is defined as the excess of a corporation's assets over its liabilities plus stated capital. Total assets and liabilities are determined by the Board of Directors, which may base its determination on such factors as it considers relevant, including without limitation: (i) the book values of assets and liabilities of the Bancorp, as reflected on its books and records; and (ii) unrealized appreciation and depreciation of the assets of the Bancorp.

If in the opinion of the applicable federal bank regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice of hearing, that such bank cease and desist from such practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Bank and the FDIC have issued policy statements, which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

The Bank, as a state bank, is subject to the dividend restrictions set forth by the State of Ohio Division of Financial Institutions. Under such restrictions, the Bank may not, without the prior approval of the Superintendent of Financial Institutions, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

At December 31, 2002, there were no securities authorized for issuance under equity compensation plans.

ITEM 6. Management's Discussion and Analysis or Plan of Operation.

As of December 31, 2002, the Bancorp had combined assets of $111 million, $73 million in net loans, and $101 million in deposits. The Bank, through its three commercial banking offices located in Wood County, Ohio, and two Lucas County offices, provides financial services to both individual and commercial customers. The Bank is subject to supervision, examination, and regulation of the Division of Financial Institutions of the State of Ohio. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member of the Federal Reserve System. Selected financial data on the Bancorp's condition and operations is filed with the United States Securities and Exchange Commission (Form 10-KSB and Form 10-QSB) and the Board of Governors of the Federal Reserve System (FRY-9SP). Selected financial data on the subsidiary Bank's condition and operations is filed quarterly with the Ohio Division of Financial Institutions and the Federal Reserve System.

The Bancorp is a bank holding company engaged in the business of commercial and retail banking through its subsidiary the Bank, which has its principal office in Luckey, Ohio, and accounts for substantially all of the Bancorp's revenues, operating income, and assets.

The following discussion is intended to focus on and highlight certain financial information regarding the Bank and should be read in conjunction with the Consolidated Financial Statements and related Notes to Consolidated Financial Statements, which have been prepared by the Management of Exchange Bancshares, Inc. in conformity with generally accepted accounting principles ("GAAP"). The Board of Directors engaged Dixon, Francis, Davis and Company, independent auditors, to audit the financial statements, and their report is included on page 40 of this report. To assist in understanding and evaluating major changes in the Bancorp's and the Bank's financial position and results of operations, two and three year comparisons are provided in tabular form for ease of comparison.

Three major areas of discussion that follow are an analysis of (a) assets and liabilities including liquidity and interest rate sensitivity, (b) shareholders' equity including dividends and risk-based capital, and (c) 2002 results of operations.

I - FINANCIAL CONDITION

Loan Portfolio. Loans, as a component of earning assets, represent a significant portion of earning assets at December 31, 2002. The Bank offers a wide variety of loans including commercial, consumer, and both residential and commercial real estate in its primary marketing area of Northwestern Ohio. At December 31, 2002, the Bank did not have any loan concentrations, that exceeded 10% of total loans or, significant amounts of loans for agricultural purposes.

Total loans decreased from $81.2 million at December 31, 2001 to $72.5 million at December 31, 2002. This represents a decrease of $8.7 million, or 10.71%, from the previous year. The largest decrease was in the 1- to 4- family residential real portfolio as borrowers sought refinancing in the secondary market to take advantage of the forty-year low in interest rates. The total decrease in residential real estate loans was $5.3 million, or 16.09%. Loans to consumers decreased $2.3 million, or 16.85 %, as a result of financing incentives from automobile manufacturers and other financing sources. Commercial and commercial real estate loans decreased $1.0 million and $0.9 million, respectively. This represents an overall decrease of 5.69% in the commercial loan portfolio. The majority of the decrease was a result of borrowers seeking lower interest rate from other sources.

Loan Information

In thousands, except ratios	2002	2001	2000	1999	1998	1997
Loans at December 31,						
Commercial	$2,582	$3,596	$2,544	$3,053	$2,880	$ 955
Agricultural	1,103	852	816	806	880	709
Real estate						
Secured by 1-4 family residential properties	27,687	32,994	37,854	37,333	31,813	24,353
Secured by other properties	28,962	29,835	24,990	20,600	19,199	13,170
Consumer	11,332	13,628	12,928	10,008	7,115	6,322
Tax-exempt	820	268	140	150	983	1,360
All other	26	9	7	5	4	3
Total	$72,512	$81,182	$79,279	$71,955	$62,874	$46,872

Loan Information

In thousands, except ratios	2002	2001	2000	1999	1998	1997
Allowance for Loan Losses						
Balance at beginning of year	$844	$ 756	$1,008	$1,542	$ 624	$ 508
Allowance related to acquired loans	0	0	0	0	961	0
Provision for loan losses	2,019	15	75	0	0	0
Charge-offs						
Commercial and agricultural	318	92	239	460	0	0
Consumer	647	116	49	54	88	38
Credit Card	197	52	118	80	37	31
Real estate	396	0	0	0	0	0
Total charge-offs	1,558	260	406	594	125	69
Recoveries						
Commercial and agricultural	27	238	65	1	60	156
Consumer	70	79	11	21	19	25
Credit card	5	15	1	21	1	2
Real estate	10	1	2	17	2	2
Total recoveries	112	333	79	60	82	185
Net charge-offs	1,446	(73)	327	534	43	(116)
Balance at end of year	$1,417	$ 844	$ 756	$1,008	$1,542	$ 624
Allocation of Allowance for Loan Losses						
Commercial	$ 555	$ 408	$ 172	$ 471	$1,001	$ 157
Consumer	200	135	104	145	84	72
Real estate	192	52	6	173	160	161
Unallocated	470	249	474	219	297	234
Total	$1,417	$ 844	$ 756	$1,008	$1,542	$ 624
Credit Quality Ratios						
Net charge-offs as a percentage of average loans	1.81%	(0.09)%	0.42%	0.79%	0.08%	(0.26)%
Allowance for loan losses to total loans at year end	1.95%	1.04%	0.95%	1.40%	2.45%	1.33 %
Net charge-offs as a percentage of allowance for loan losses	102.05%	(8.65)%	43.25%	52.98%	2.79%	(18.59)%
Provision for loan losses to average loans	2.53%	0.02 %	0.10%	0.00%	0.00%	0.00 %
Earnings coverage of net charge-offs	(0.75) x	(8.11) x	2.07 x	1.17 x	14.49 x	(7.17) x

Average loans increased 1.26% in 2002 to represent 78.96% of average earning assets compared to 77.75% in 2001 and 81.22% in 2000. The portion of the loan portfolio represented by real estate loans has decreased from 80.05% at December 31, 1997 to 78.12% at December 31, 2002. Installment loans to individuals decreased to 15.63% of loans outstanding at December 31, 2002, as compared to increases in 1997 through 2001. The decrease in installment loans was primarily due to increases in bankruptcies and charged-off loans. The dollar amounts of commercial loans (including tax-exempt loans) decreased slightly in 2002 to 4.69% of the total loans outstanding primarily as a result of the payoff of a few large commercial loans and an increase in charged-off loans. The increase experienced in 1998 was due to the acquisition of the Towne Bank related loans. The dollar amount of agricultural loans outstanding at December 31, 2002 represented 1.52% of the total loans outstanding and increased $251,000 as compared to 2001. The four years prior to 2002, agricultural loans remained relatively constant while their relative portion of total loans continued to decline. The table entitled 'Loan Information' provides a six-year summary of the loan history.

In addition to the loans reported in the Loan Information table, there are certain off-balance sheet products such as letters of credit and loan commitments, which are offered under the same credit standards as the loan portfolio. Since the possibility of a liability exists, generally accepted accounting principles require that these financial instruments be disclosed but treated as contingent liabilities and thus, not reflected in the accompanying financial statements (approximately $9.1 million). Management closely monitors the financial condition of potential creditors throughout the terms of the instrument to assure that they maintain certain credit standards. Refer to Note I of the Notes to Consolidated Financial Statements for additional information on off-balance sheet financial instruments.

Non-Performing Assets. The Table entitled "Non-performing Assets and 90-Day Past Due Loans" provides a six-year summary of non-performing assets, which are defined as loans accounted for on a non-accrual basis, accruing loans that are contractually past due 90 days or more as to principal or interest payments, renegotiated troubled debt, and other real estate obtained through loan foreclosure.

A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non-accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

A loan is considered restructured or renegotiated when either the rate is reduced below current market rates for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Properties obtained from foreclosing on loans secured by real estate are adjusted to market value prior to being capitalized in an account entitled "Other Real Estate held for resale." Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.

Other real estate owned increased from $92,000 at December 31, 2001, to $1,150,000 at December 31, 2002. Other real estate owned consists of real estate or real property, generally acquired through foreclosure action, or by the borrower voluntarily deeding the property to the Bank, i.e. deed in lieu of foreclosure. Properties are recorded on the books of the Bank at the lower of cost or net realizable value; (appraised value less costs associated the sale).

At December 31, 2002, the Bank held three properties, two residential real estate parcels and one commercial parcel. At December 31, 2002, Management does not anticipate any loss associated with the disposition of the properties currently held

Loans accounted for on a non-accrual basis at December 31, 2002 were $1,351,000 as compared to $921,000 as of year-end 2001. Non-performing assets at December 31, 2002 totaled $3,265,000 or 2.95% of total assets. This represents an increase of $1,451,000 or 79.99% from December 31, 2001. The large fluctuation in non-performing assets is attributable primarily to the deterioration in the loan portfolio and an increase in the number of loan customers declaring bankruptcy. Management is continuing to monitor these assets and strengthen the Bank's position whenever possible.

Non-performing Assets

In thousands	2002	2001	2000	1999	1998	1997
At December 31,						
Non-accrual loans	$1,351	$ 921	$357	$ 10	$399	$ 75
Restructured loans	11	14	0	0	0	0
Loans past due 90 days or more and still accruing	753	787	195	74	115	10
Total non-performing loans	2,115	1,722	552	84	514	85
Other real estate owned	1,150	92	0	0	0	0
Total non-performing assets and 90-day past due loans	$3,265	$1,814	$552	$ 84	$514	$ 85
Impaired loans	$ 429	$ 130	$ 80	$ 67	$720	$ 17

Analysis of the Allowance/Provision for Loan Loss. The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur. See the table entitled "Loan Information" for a six-year summary.

In 2002, management established a revised methodology for evaluating the adequacy of the allowance for loan and lease losses. Specific allocations are assigned to those credits classified as being either impaired or problem credits. General allocations are assigned to other credits based upon historical loan loss ratios. Other factors affecting the evaluation include the overall size and composition of the loan portfolio, local and national economic conditions and anticipated loan growth. Management believes the revised methodology will maintain the allowance at an adequate level.

More than 90% of the Bank's total gross loans are secured by mortgages on real property, security agreements on personal property, insurance contracts from independent insurance companies or through the full faith and credit of government agencies. The Bank's lending policies require substantial down payments along with current market appraisals on collateral when the loans are originated, thus reducing the risk of any potential losses.

To further minimize the risks of lending, quarterly reviews of the loan portfolio are made to identify problem loans and to determine the course of action. Collection policies have been developed to monitor the status of all loans and are activated when a loan becomes past due.

Management has both internal and external loan review procedures that provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "Watch" loans. The "Watch" loans are graded for asset quality by either the senior loan officer and/or the internal/external loan review staff. The results of the grading process in conjunction with independent collateral evaluations are used by Management and the Board of Directors in determining the adequacy of the allowance for loan loss account on a quarterly basis.

The entire allowance for loan losses is available to absorb any particular loan loss. However, for analytical purposes, the allowance could be allocated based upon historical net charge-offs of each loan type for the last five years. If applied, commercial loans would require 31.53% of the reserve while the installment (consumer) and real estate loans would require 52.48% and 15.99%, respectively. Currently, the allowance for loan losses has been allocated as follows; commercial loans 39.17%, real estate loans 13.55% and consumer loans 14.11%. The remaining 33.17% of the allowance is currently "unallocated".

Management believes significant factors affecting the allowance are reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans at December 31, 2002. The Bank has no exposure from troubled debts to lesser-developed countries or from significant amounts of agricultural, real estate or energy related loans.

The average allowance to average loans outstanding ratio increased to 1.11% in 2002 from 1.03% in 2001, after decreasing from 1.19% in 2000. The allowance for loan losses to loans outstanding at year-end was 1.95%, 1.04% and 0.95% for years 2002, 2001 and 2000, respectively.

The Bank experienced net charge-offs in 2002 of $1,446,000 or 1.81% of average loans as compared to net recoveries of $73,000 or (0.09)% of average loans in 2001. The average net charge-offs for the last five-year period (1998-2002) were $455,000. Based upon the revised methodology, as previously mentioned, management increased the provision for loan losses during the fourth quarter of 2002 to provide for an adequate allowance for loan losses.

The provision for loan losses was $2,019,000 for 2002, an increase of $2,004,000 compared to $15 for the same period in 2001. The increase in provision for loan losses was primarily attributable to higher net charge-offs and the increase in non-performing loans. The higher net charge-offs were primarily due to a deterioration of credit quality in the loan portfolio, a related increase in bankruptcies declared by loan customers and one large commercial loan. Management anticipates that net charge-offs will decline significantly from those experienced in 2002.

Investments. Investments represent the second largest use of financial resources. The investment portfolio, shown in the table "Other Balance Sheet Data - Maturity of Investment Securities", includes United States Treasury and Federal agency securities, state and municipal obligations, mortgage-backed securities, other securities consisting of corporate debt securities and equity securities of the Federal Reserve Bank of Cleveland (the "FRB"), Federal Home Loan Bank of Cincinnati (the "FHLB") and Great Lakes Bankers Bank.

All investment securities are carried at market value and classified as available-for-sale. At December 31, 2002 and 2001 the Bancorp's shareholders' equity contained $286,000 and $280,000, respectively, in unrealized gains on securities available-for-sale.

Investment securities at year-end 2002 increased $2,837,000 or 19.15% from year-end 2001 while federal funds sold increased $9,704,000 from 2001 or 345.22%. These increases represent the re-employment of funds from declining loan volumes as a result of management's tightening their credit quality standards and the refinancing activities resulting from the interest rate environment. Management maintains federal funds sold balances consistently at levels that will cover short-term liquidity needs of the Bank.

The Bank utilizes an outside investment firm to analyze, evaluate, and offer investment recommendations to Management based on such criteria as security ratings, yields, and terms. The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by Management to ensure that a proper ratio of liquidity and earnings is maintained.

Deposits. The "Consolidated Average Balance Sheet and Related Yields and Rates" table highlights average deposits and interest rates during the last three years. Average deposits for 2002 remained level as compared to 2001. During 2001, deposits increased from

2000 by $10,437,000, or 12.08%. The average cost of funds for the Bank was approximately 3.32% for the year ended December 31, 2002, as compared to 4.67% and 4.74% for 2001 and 2000, respectively.

The Bank's deposit structure can be categorized as somewhat cyclical, increasing as public depositors receive tax allocations and decreasing as disbursements are made. For 2002, the Bank experienced increases in the average balances of NOW accounts and savings accounts while time deposits decreased. The Bank's cost of funds has decreased as the higher interest-bearing time deposits repriced to lower current market interest rates and transferred into lower interest rate NOW and savings accounts.

Shareholders' Equity. Maintaining a strong capital position in order to absorb inherent risk is one of Management's top priorities. Selected capital ratios for the last three years, presented in the "Six-Year Consolidated Financial Summary" table, reveal that the Bank has been able to maintain an average equity to average asset ratio of greater than 8.3% for the past six years. It should be noted that this ratio decreased in 2002 to 8.33%, which is still exceeds of the regulatory minimum capital requirements. The decrease resulted primarily from the net loss of ($1,090,000) in 2002 and the payment of $146,000 in cash dividends.

Banking regulations have established minimum capital ratios for banks. The primary purpose of these requirements is to assess the risk in a financial institution's balance sheet and off-balance sheet financial instruments in relation to adjusted capital. The Bank is required to maintain a minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I (CORE) capital. Tier I capital includes common equity, non-cumulative perpetual preferred stock, and minority interest less goodwill and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate-term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital. Tier II capital is limited to 100% of Tier I capital. At December 31, 2002, the Bank's risk-based capital ratio for Tier I and Tier II capital was 11.10% and 12.30% respectively, thus surpassing the required 4% and 8% for Tier I and Tier II capital. The "Risk-Based Capital" table contains a summary of both the Bank's risk-based capital and leverage components and ratios.

As of December 31, 2002, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum capital ratios as described in Note O – Regulatory Matters of the Notes to Consolidated Financial Statements.

II – COMPARISON OF THE RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001

General. The Bancorp had a consolidated net loss of ($1,090,000) or ($1.86) basic earnings per share for the year ended December 31, 2002 as compared to net income of $592,000 or $1.01 basic earnings per share for 2001 and $676,000 or $1.16 basic earnings per share for 2000. The net loss for 2002 was primarily due to the $2,019,000 provision for loan losses. For further discussion, see the section entitled "Provision for Loan Losses." Return on average assets ratio (ROA) was (1.01%), 0.56% and 0.68% in 2002, 2001 and 2000, respectively. Return on average equity ratio (ROE) was (10.51%), 6.03% and 7.29% in 2002, 2001 and 2000, respectively.

Net Interest Income. Net interest income, the income received on investments in loans, securities, due from banks, and federal funds less interest paid to depository and short-term creditors to fund these investments, the Bank's primary source of revenue. The following discussion and analysis of the Bank's net interest income is based primarily on the tables entitled "Consolidated Average Balances Sheets and Related Yields and Rates", "Rate/Volume Analysis", and "Interest Rate Sensitivity" for all years presented using the Federal statutory rate of 34%. These tables have been prepared on a tax-equivalent basis. The stated (pre-tax) yield on tax-exempt loans and securities are lower than the yield on taxable assets of similar risk and maturity. The average balances were calculated on a daily basis.

Consolidated Average Balance Sheets and Related Yields and Rates

In thousands, except ratios

	2002			2001			2000		
	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
Assets									
Cash and due from banks	$ 3,101			$ 2,564			$1,387		
Interest bearing deposits in banks	37	$ 0	0.00%	35	$ 2	4.45 %	21	$ 2	9.52 %
Federal funds sold	5,768	87	1.51	7,622	266	3.49	1,987	125	6.29
Investment securities									
Taxable debt securities	14,800	774	5.23	14,190	839	5.91	14,955	887	5.93
Tax-exempt debt securities(1)	0	0	0	74	5	6.76	264	20	7.58
Equity securities	633	34	5.37	607	42	6.92	575	33	5.74
Total Investment securities	15,433	808	5.24	14,870	886	5.96	15,794	940	5.95
Loans									
Real Estate	25,314	1,974	7.80	29,088	2,471	8.49	32,168	2,744	8.53
Consumer	14,518	1,486	10.24	14,553	1,587	10.91	12,635	1,367	10.82
Commercial (1)	39.885	2,680	6.72	35,083	3,079	8.78	32,209	3,089	9.59
Total loans	79,717	6,140	7.70	78,724	7,137	9.07	77,012	7,200	9.35
Total earning assets	100,955	7,035	6.97	101,251	8,291	8.19	94,814	8,267	8.72
Allowance for loan losses	(886)			(808)			(917)		
Other assets	4,838			4,894			6,221		
Total assets	$108,008			$107,901			$101,505		
Liabilities and Shareholders' Equity									
Non-interest-bearing deposits	$ 10,498			$ 10,097			$ 9,969		
Interest-bearing deposits									
NOW accounts	16,437	508	3.09	14,839	540	3.64	13,477	484	3.59
Money market accounts	1,068	16	1.50	1,151	27	2.31	1,384	35	2.53
Savings accounts	17,215	201	1.17	16,086	326	2.03	15,584	379	2.43
Time deposits	51,345	2,131	4.15	54,673	3,148	5.76	45,995	2,626	5.71
Total interest-bearing deposits	86,065	2,856	3.32	86,749	4,041	4.66	76,440	3,524	4.61
Borrowed funds	572	16	2.80	523	34	6.46	5,392	354	6.57
Total interest-bearing liabilities	86,637	2,872	3.32	87,272	4,075	4.67	81,832	3,878	4.74
Other liabilities	502			541			290		
Shareholders' equity	10,371			9,991			9,414		
Total liabilities and shareholders' equity	$108,008			$107,901			$101,505		
Net interest income (1)		$4,163			$4,216			$4,389	
Yield spread			3.65%			3.52 %			3.98 %
Net interest income to earnings assets			4.12%			4.16 %			4.63 %
Interest-bearing liabilities to earning assets			85.82%			86.19 %			86.31 %

(1) tax-equivalent basis

Rate/Volume Analysis

In Thousands	2002 Over 2001 Volume	2002 Over 2001 Yield/ Rate	2002 Over 2001 Total	2001 Over 2000 Volume	2001 Over 2000 Yield/ Rate	2001 Over 2000 Total
Changes in Tax Equivalent Interest Income						
Interest income						
Interest-bearing deposits in banks	$ 0	$ (2)	$ (2)	$ 1	$ (1)	$ 0
Federal funds sold	(65)	(114)	(179)	160	(19)	141
Investment securities	34	(112)	(78)	(55)	1	(54)
Loans	90	(1,087)	(997)	262	(325)	(63)
Total	59	(1,315)	(1,256)	368	(344)	24
Interest expense						
Interest-bearing deposits	(113)	(1,072)	(1,185)	302	215	517
Borrowed funds	3	(21)	(18)	(314)	(6)	(320)
Total	(110)	(1,093)	(1,203)	(12)	209	197
Net interest income	$ 169	$ (222)	$ (53)	$ 380	$ (553)	$ (173)

Changes in the average balance/rate are allocated entirely to the yield/rate changes

Non-Interest Expenses

In Thousands, except ratios	2002	% Change	2001	% Change	2000	% Change
Salaries and benefits						
Salaries	$1,891	12.16%	$1,686	8.35 %	$1,556	6.65 %
Benefits	339	5.28	322	(5.01)	339	18.53
Total	$2,230	11.06	$2,008	5.96	$ 1,895	8.60
Occupancy and equipment						
Depreciation	$ 233	(15.88)%	$ 277	(10.93)%	$ 311	(1.27)%
Maintenance and repairs	196	2.08	192	4.92	183	27.08
Real estate taxes	65	4.84	62	6.90	58	70.59
Insurance	20	11.11	18	0.00	18	(5.25)
Utilities	70	(1.41)	71	10.94	64	(9.86)
Total	$ 584	(5.81)	$ 620	(2.21)	$ 634	8.75
Other expenses						
Advertising	$ 130	18.18%	$ 110	12.24 %	$ 98	(23.44)%
Dues and subscriptions	18	(18.18)	22	15.79	19	(5.00)
Telephone	79	5.33	75	7.14	70	12.90
Insurance	15	25.00	12	14.29	14	(54.84)
Loan	20	(4.76)	21	8.70	23	21.05
Education	10	0.00	10	(28.75)	14	39.13
Travel and entertainment	18	(28.00)	25	(3.85)	26	23.81
FDIC insurance	16	(5.88)	17	0.00	17	70.00
Legal	199	105.15	97	16.87	83	(27.19)
Overdrafts	14	133.33	6	(25.00)	8	(33.33)
Examination and accounting	203	35.33	150	(8.50)	160	(7.51)
Data processing	165	7.14	154	10.79	139	13.01
State and other taxes	123	(0.81)	124	8.77	114	0.00
Bank and ATM charges	130	4.84	124	12.73	110	10.00
Credit card	62	5.08	59	(1.67)	60	(25.00)
Directors fees	110	57.14	70	9.38	64	3.23
Postage and courier	122	2.52	119	(2.46)	122	4.27
Supplies and printing	136	14.29	119	(4.03)	124	(5.34)
Other	203	174.32	74	(22.73)	70	34.62
Total	$1,773	27.74	$1,388	3.97	$1,335	(4.09)

The net yield on interest-earning assets has decreased slightly to 4.12% in 2002 from 4.16% and 4.63%, in 2001 and 2000, respectively. Net interest income (FTE) (fully taxable equivalent) decreased $53,000, or 1.26%, in 2002 and decreased $173,000, or 3.94%, in 2001. The "Rate/Volume Analysis" table analyzes the reason for the changes in interest income by applying either volume or rate changes to interest sensitive assets and liabilities. Average interest-earning assets decreased by $296,000 and average interest-bearing liabilities decreased by $635,000 in 2002 which resulted in increased net interest income of $169,000 (due to volume); while the overall decrease in rates for earning assets exceeded the overall decrease in rates on interest-bearing liabilities which resulted in a net decrease of $222,000 (due to rate) in net interest income. The net effect of the changes in volume and interest rates was to decrease interest earnings by $53,000 during 2002.

Net loan income decreased $997,000, or 13.97%, over the prior year primarily as a result of the decrease in interest rates, the changes in the composition of the portfolio and increased competition from financial and non-financial sources. Average loan yields have decreased 137 basis points in 2002 and decreased 28 basis points in 2001. As of year-end 2002, approximately $31.9 million, or 44.01%, of the loan portfolio is maturing or repricing in the next year. Variable rates and short-term maturities are two tools Management is using to achieve greater flexibility in a changing rate environment.

The investment securities portfolio yield decreased 72 basis points to 5.24% in 2002 from 5.96% in 2001. Interest income from securities decreased $78,000 to $808,000 in 2002 from $886,000 in 2001. The decreases in yield and interest income were primarily due to lower interest rates during 2002. Reinvestment yields on $3,887,000 of maturing securities in 2002 decreased due to the low interest rate environment.

Federal funds sold income decreased by $179,000 or 67.23% in 2002 after a $141,000 or 112.08% increase in 2001. Rate decreased earnings $114,000 and volume decreased earnings $65,000 in 2002. Federal funds are primarily used as an investment mechanism for short-term liquidity purposes.

Interest-bearing deposit expense decreased $1,185,000 or approximately 29.32% in 2002 after a $517,000 or 14.67% increase in 2001. In 2002, the lower rates on deposits decreased interest expense $1,072,000 and the changes in volume decreased interest expense $113,000 in 2002. Rates paid on NOW accounts and money market accounts decreased 55 basis points and decreased 81 basis points, respectively in 2002, compared to an increase of 5 basis points for NOW accounts and a 22 basis point decrease for money market accounts in 2001. The rates on savings accounts decreased 86 basis points and the rates on time deposits decreased 161 basis points in 2002. The Bank lowered deposit rates during 2002 in response to the lower rate environment.

In summary, the "Rate/Volume Analysis" table discloses the reasons for changes in interest income and interest expense. It should be noted that the changes, or restructuring, in the Bank's interest-earning assets (loans, investments, federal funds and interest-bearing deposits) and the interest-bearing liabilities (NOW, money market, savings, time deposits and borrowed funds) combined with the repricing of each resulted in a decrease in net interest margins.

The changes in both asset and liability volumes in 2002 coupled with repricing of both interest-earning assets and interest-bearing liabilities resulted in a net decrease of $53,000 in net interest income. Changes in interest-earning asset volume accounted for a $59,000 increase in net interest income, while changes in interest-bearing liability volume decreased net interest income $110,000. The decreases in interest rates on both interest-earning assets and interest-bearing liabilities decreased net interest income $222,000 in 2002.

Non-Interest Income. Total non-interest income consists of operating income attributed to providing deposit accounts for bank customers, secondary market mortgage lending, fees on sales of annuities and mutual funds, the sale of investment securities and fees from banking services.

Non-interest income increased $88,000 or 12.94% to $768,000 in 2002 as compared to $680,000 in 2001. The increase in non-interest income was primarily due to increases of $61,000 or 18.60% in service charges on deposit accounts and $32,000 or 32.32% in fees on sales of annuities and mutual funds, which were partially offset by a decrease of $25,000 or 13.30% in secondary mortgage market fees. The increase in service charges was due to the Bank increasing service charges to market area levels and the increase in fees on sales of annuities and mutual funds was due to the increase in sales volume. The decrease in secondary mortgage market fees was due to a decrease in the volume of loans processed through the secondary market.

Non-Interest Expense. Non-interest expense increased $571,000, or 14.22%, to $4,587,000 in 2002, as compared to $4,016,000 in 2001. The increase was primarily due to increases of $205,000, or 12.16%, in salaries; $102,000, or 105.15%, in legal fees; $53,000, or 35.33%, in examination and accounting fees; $40,000, or 57.14%, in director fees and $129,000, or 174.32%, in other expenses, which were partially offset by a decrease of $36,000, or 5.81%, in net occupancy and equipment expense. The increase in salaries was primarily due to management and staffing changes as a result of resignations and retirements. The increase in legal fees was due to the costs related to the collection efforts on non-performing loans and corporate issues. The increases experienced in directors fees and examination and accounting expenses are directly attributable to the increased oversight of the Bank's loan portfolio as a result of credit quality deterioration.

The increase in other expenses, primarily collection and repossession expense, directly relate to credit quality issues and increased activity with other real estate owned. Net occupancy and equipment expenses decreased as a number of assets became fully depreciated without requiring replacement purchases. The "Non-Interest Expenses" table contains a summary of these items for the years ended December 31, 2002, 2001, and 2000.

Income Taxes. Applicable income tax benefits of $585,000 in 2002 consist of federal taxes only. Impacting the tax provisions for the three years presented in this report is the amount of the provision for possible loan losses; $2,019,000 in 2002, $15,000 in 2001 and $75,000 in 2000 and the amount of tax-exempt income on securities; $0 in 2002, $5,000 in 2001, and $20,000 in 2000. The effective income tax rates for years ended December 31, 2001 and 2000 were 31.24% and 32.13%, respectively.

Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" requires a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

Virtually all assets and liabilities of the Bancorp are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

Liquidity and Capital Resources

Management utilizes several tools currently available to monitor and ensure that liquid funds are available to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one-year maturities, and federal funds sold are the principal components of asset liquidity. Referring to "Interest Rate Sensitivity" table, the Bank is in an asset sensitive position up to one year, which is more beneficial in a period of rising interest rates since assets can be repriced at higher rates. In periods of declining interest rates, a liability sensitive position is more favorable as interest sensitive liabilities may be adjusted to declining market rates prior to maturing interest sensitive assets. The three-month category of interest sensitive assets includes approximately $12.5 million of federal funds sold which can be invested to offset any negative gap in a rising rate environment.

Management utilizes variable rate loans and adjustable rate deposits to maintain desired net interest margins. A procedural process has been developed to monitor changes in market rates on interest sensitive assets and liabilities with appropriate action being taken when warranted.

Interest Rate Sensitivity

In thousands, except ratios At December 31, 2002	Within 3 Months	Over 3 Months to 1 Year	Over 1 Year to 3 Years	Over 3 Years To 5 Years	After 5 Years	Total
Loans	$ 17,406	$ 14,040	$ 17,839	$ 12,770	$ 10,457	$ 72,512
Investment securities	1,080	4,494	10,848	549	681	17,652
Other earning assets	12,544	0	0	0	0	12,544
Other assets	0	0	0	0	7,980	7,980
Total assets	$ 31,030	$ 18,534	$ 28,687	$ 13,319	$ 19,118	$110,688
Non-interest-bearing deposits	$ 0	$ 0	$ 0	$ 0	$ 11,535	$ 11,535
Interest-bearing deposits	16,682	22,632	36,434	5,990	7,572	89,310
Borrowed funds	3	13	37	33	14	100
Other liabilities and equity	0	0	0	0	9,743	9,743
Total liabilities and equity	$ 16,685	$ 22,645	$ 36,471	$ 6,023	$ 28,864	$110,688

Interest Rate Sensitivity

In thousands, except ratios At December 31, 2002	Within 3 Months	Over 3 Months to 1 Year	Over 1 Year to 3 Years	Over 3 Years To 5 Years	After 5 Years	Total
Gap*	$ 14,345	$ (4,111)	$ (7,784)	$ 7,296	$ (9,746)	
Cumulative gap	14,345	10,234	2,450	9,746	0	
Cumulative gap as a percent of total assets	12.96%	9.25%	2.21%	8.80%		

Other Balance Sheet Data
In thousands, except ratios

Contractural Maturity of Total Investment Securities Available-for-Sale (a)

At December 31, 2002	Within 1 Year Amount	Yield	1-5 Years Amount	Yield	Carrying Value 5 – 10 Years Amount	Yield	No Fixed Maturity Amount	Yield	Total Amount	Yield	Total Market Value
Investment securities available-for-sale:											
U.S. Treasury	$ 1,012	6.44%	$ 1,655	3.77%	$ 0	0.00%	$ 0	0.00%	$ 2,667	4.84%	$ 2,667
Federal agency	3,591	6.92%	6,892	4.02%	0	0.00%	0	0.00%	10,483	5.03%	10,483
Mortgage-backed Securities	0	0.00%	1,346	3.34%	952	3.24%	0	0.00%	2,298	3.30%	2,298
Corporate debt	0	0.00%	1,558	5.06%	0	0.00%	0	0.00%	1,558	5.06%	1,558
Equity	0	0.00%	0	0.00%	0	0.00%	646	4.96%	646	4.96%	646
Total Securities Available-for-Sale	$ 4,603	6.81%	$11,451	4.05%	$ 952	3.24%	$646	4.96%	$17,652	4.78%	$17,652

Maturity of Loans (b)

	Within 1 year	1-5 Years	After 5 Years	Total
Commercial, agricultural and tax- exempt	$2,771	$1,594	$ 140	$4,505
Real Estate - nonresidential	12,274	13,181	3,507	28,962
Total	$15,045	$14,775	$3,647	$33,467
Fixed	$4,306	$4,028	$ 911	$9,245
Variable	10,740	10,747	2,835	24,222
Total	$15,046	$14,775	$3,646	$33,467

Maturity of Deposits

In thousands At December 31, 2002	Within 3 Months	3-6 Months	6-12 Months	Over 12 Months	Total
Time Deposits of $100,000 or more	$ 3,881	$ 889	$ 3,083	$ 6,576	$14,429
Certificates of deposit	$ 9,815	$ 5,861	$ 26,888	$ 5,527	$ 48,091

Deposits at December 31,	2002	2001	2000	1999	1998	1997
Non-interest-bearing deposits	$11,535	$ 10,943	$ 9,446	$ 9,587	$ 9,655	$ 6,371
Interest-bearing deposits						
NOW and money market accounts	16,168	16,615	14,395	14,357	14,835	9,757
Savings accounts	17,862	16,757	15,128	15,713	15,990	14,591
Certificates of deposit and individual retirement accounts	55,280	50,916	51,139	43,884	44,711	33,209
Total deposits	$100,845	$ 95,231	$90,108	$83,541	$85,191	$63,928

(a) Excludes consumer and residential real estate loans of $39,045.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141), and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 supersedes APB Opinion No. 16, *Business Combinations*, and Statement of Financial Accounting Standards No 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises*, and is effective for all business combinations initiated after June 30, 2001. SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, the company is no longer required to amortize goodwill and other intangible assets with indefinite lives, but will be subject to periodic testing for impairment. SFAS 142 supersedes APB Opinion No. 17, *Intangible Assets*. Effective January 1, 2001, the company will adopt SFAS 142 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position. However, the company expects that a significant amount of its intangible assets will no longer be amortized.

In August 2001, the FASB issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 141 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company financial statements.

In April 2002, the FASB issued FAS No. 145, *Recission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified, as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early applications of this statement are encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position of results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires companies to recognize cost associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

On October 1, 2002, ASB issued FAS No. 147, *Acquisitions of Certain Financial Institutions*, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method*. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, Business Combinations, and FAS No. 142, *Goodwill and Other Intangible Assets*. This statement also provides guidance on the accounting for the impairment of disposal of acquired long-term customer-relationship intangible assets (such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*, which amends FAS No. 123, *Accounting for Stock-Based Compensation*. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies-regardless of the accounting method used- by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual discloser provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002.

Six-Year Consolidated Financial Summary

In thousands, except per common share amounts and ratios	2002	2001	2000	1999	1998	1997
Years Ended December 31,						
Statements of Income						
Interest Income	$7,035	$8,287	$8,261	$7,191	$6,587	$5,565
Interest Expense	2,872	4,075	3,878	3,187	2,958	2,387
Net interest income	4,163	4,212	4,383	4,004	3,629	3,178
Provision for loan losses	2,019	15	75	0	0	0
Net interest income after provision for loan losses	2,144	4,197	4,308	4,004	3,629	3,178
Non-interest income	768	680	552	641	420	320
Non-interest expenses	4,587	4,016	3,864	3,720	3,125	2,293
Income before income taxes	(1,675)	861	996	925	924	1,205
Income tax expense	(585)	269	320	300	301	373
Net (loss) income	$(1,090)	$ 592	$ 676	$ 625	$ 623	$ 832
Per Common Share						
Net (Loss) Income						
Basic	$(1.86)	$1.01	$1.16	$1.09	$1.09	$1.47
Diluted	(1.86)	1.01	1.16	1.09	1.09	1.47
Dividends declared	0.25	0.50	0.49	0.47	0.45	0.43
Shareholders' equity	15.72	17.85	17.01	16.05	16.26	15.31
Selected Consolidated Balance Sheet Data at December 31,						
Assets	$110,688	$106,456	$103,155	$98,599	$94,641	$72,795
Investment securities	17,652	14,815	15,435	17,142	19,470	18,768
Loans (a)	72,512	81,182	79,279	71,955	62,874	46,872
Deposits	100,845	95,231	90,108	83,541	85,191	63,928
Borrowed funds	100	115	2,632	5,152	173	198
Shareholders' equity	9,222	10,452	9,933	9,242	8,956	8,434
Ratios (b)						
Per $100 of average assets						
Net Interest Income(loss) (tax-equivalent basis)	$3.86	$4.06	$4.39	$4.27	$4.31	$4.51
Provision for loan losses	1.87	0.01	0.07	0	0	0
Net interest income after provision for loan losses	1.99	4.05	4.32	4.27	4.31	4.51
Non-interest income	0.71	0.46	0.47	0.65	0.50	0.45
Non-interest expense	4.25	3.71	3.80	3.93	3.71	3.20
Income before income taxes	(1.55)	0.80	0.99	0.98	1.10	1.76
Income tax expense	(0.54)	0.25	0.32	0.32	0.36	0.59
Net (loss) income	$(1.01)	$0.55	$0.67	$0.66	$0.74	$1.17
Return on average assets	(1.01)%	0.55%	0.67%	0.66%	0.74%	1.17%
Return on average shareholders' equity	(10.51)%	5.93%	7.18%	6.93%	7.66%	10.28%
Average shareholders' equity to average assets	9.60%	9.26%	9.27%	9.54%	10.41%	11.38%
Dividend payout ratio	--	49.49%	42.16%	43.04%	37.80%	28.74%
Tier 1 capital ratio at December 31	11.10%	12.91%	13.50%	14.04%	14.00%	16.10%
Tier 1 and Tier 2 capital ratio at December 31	12.30%	14.02%	14.57%	15.29%	15.30%	17.30%
Tier 1 leverage ratio at December 31	7.70%	8.97%	9.14%	9.48%	9.10%	9.90%

(a) Net of unearned income.
(b) Based on average balances and net income for the periods.

Consolidated Income Summary

In thousands, except percentages	2002	2001	% Change	2000	% Change	1999	1998	1997
Interest income (tax-equivalent basis)	$ 7,035	$8,291	(15.15)%	$8,267	0.29%	$7,210	$6,618	$5,608
Interest expense	2,872	4,075	(29.52)%	3,878	5.08%	3,187	2,958	2,387
Net interest income	4,163	4,216	(1.26)%	4,389	(3.94)%	4,023	3,660	3,221
Provision for loan losses	2,019	15	13,360.00%	75	(80.00)%	0	0	0
Net interest income after provision for loan losses	2,144	4,201	(48.96)%	4,314	(2.62)%	4,023	3,660	3,221
Non-interest income	768	680	12.94%	552	23.19%	641	420	320
Non-interest expense	4,587	4,016	14.22%	3,864	3.93%	3,720	3,125	2,288
Income before income taxes	(1,675)	865	(293.64)%	1,002	(13.67)%	944	955	1,253
Income tax expense	(585)	269	(317.47)%	320	(15.94)%	300	301	375
Tax-equivalent adjustment	0	4	(100.00)%	6	(33.33)%	19	31	43
Net income(loss)	$(1,090)	$ 592	(284.12)%	$ 676	(12.43)%	$ 625	$ 623	$ 835

Quarterly Condensed Consolidated Financial Information

In thousands, except per common Share amounts and ratios	2002Quarters Fourth	Third	Second	First	2001Quarters Fourth	Third	Second	First
Interest income	$ 1,542	$ 1,786	$ 1,853	$ 1,854	$ 2,026	$ 2,041	$ 2,117	$ 2,103
Interest expense	716	725	688	743	900	1,055	1,069	1,051
Net interest income	826	1,061	1,165	1,111	1,126	986	1,048	1,052
Provision for loan losses	979	825	169	46	0	0	0	15
Net interest income after Provision for loan losses	(153)	236	996	1,065	1,126	986	1,048	1,037
Non-interest income	207	221	160	180	209	188	154	129
Non-interest expense	1,268	1,174	1,109	1,036	1,017	986	1,023	990
Income before income taxes	(1,214)	(717)	47	209	318	188	179	176
Income tax expense	(412)	(248)	9	66	110	50	55	54
Net (loss) income	$ (802)	$ (469)	$ 38	$ 143	$ 208	$ 138	$ 124	$ 122
Per Common Share								
Net (loss) income								
Basic	$ (1.37)	$ (0.80)	$ 0.06	$ 0.24	$ 0.35	$ 0.24	$ 0.21	$ 0.21
Diluted	(1.37)	(0.80)	0.06	0.24	0.35	0.24	0.21	0.21
Dividends declared	0.05	0.00	0.20	0.00	0.30	0.00	0.20	0.00
Shareholders' equity	15.72	17.22	17.94	17.95	17.85	17.91	17.51	17.46
Stock price range								
High	20.00	20.00	19.60	19.00	19.50	19.00	20.00	22.75
Low	19.00	19.00	18.15	18.00	17.00	17.00	17.00	18.25
Tax-equivalent Yields and Rates								
Interest-bearing deposits in banks	0.00%	0.00%	0.00%	0.00%	2.36%	4.18%	4.87%	5.36%
Federal funds sold	1.39%	1.68%	1.55%	1.59%	2.33%	3.19%	4.26%	5.38%
Investment securities	4.70%	5.11%	5.58%	5.63%	5.96%	5.81%	6.36%	6.02%
Loans	6.81%	7.69%	8.07%	8.18%	8.81%	8.83%	9.35%	9.48%
Total earning assets	5.84%	6.91%	7.57%	7.65%	7.86%	7.78%	8.44%	8.79%
Interest-bearing deposits	3.12%	3.26%	3.30%	3.60%	4.14%	4.67%	4.89%	5.01%
Borrowed funds	4.53%	3.83%	2.22%	2.80%	6.80%	6.60%	7.69%	6.32%
Total interest-bearing liabilities	3.12%	3.26%	3.29%	3.59%	4.14%	4.67%	4.89%	5.03%
Interest rate spread	2.72%	3.65%	4.28%	4.06%	3.72%	3.11%	3.55%	3.76%
Net interest Margin	3.13%	4.10%	4.76%	4.58%	4.30%	3.71%	4.16%	4.40%
Ratios								
Return on assets	(2.84)%	(1.70)%	0.15%	0.55%	0.80%	0.71%	0.55%	0.47%
Leverage	7.65%	8.54%	9.41%	9.47%	8.97%	8.89%	8.88%	9.25%
Return on average shareholders' equity	(32.00)%	(17.80)%	1.44%	5.50%	8.54%	7.71%	5.98%	5.00%
Average Assets								
Cash and due from banks	$ 3,198	$ 3,154	$ 3,004	$ 3,047	$ 2,480	$ 2,642	$ 2,621	$ 2,937
Interest-bearing deposits in banks	31	35	52	32	24	28	43	46
Federal funds sold	11,995	6,820	1,686	2,454	7,818	10,959	8,623	2,998
Investment securities	17,052	14,831	15,047	14,784	14,974	14,160	15,044	15,315
Loans	75,611	80,812	81,376	81,120	79,122	77,246	77,206	78,568
Allowance for loan losses	(1,164)	(765)	(773)	(838)	(802)	(922)	(988)	(1,003)
Other assets	5,307	4,839	4,632	4,564	5,590	5,747	5,690	5,383
Total average assets	$ 112,030	$ 109,726	$ 105,024	$ 105,163	$ 109,206	$ 109,860	$ 108,239	$ 104,246
Total earning assets	$ 104,689	$ 102,498	$ 98,161	$ 98,390	$ 101,938	$ 102,393	$ 100,916	$ 96,927
Average Liabilities and Shareholders' Equity								
Non-interest-bearing deposits	$ 10,994	$ 10,536	$ 10,243	$ 10,209	$ 10,971	$ 10,150	$ 9,721	$ 9,529
Interest-bearing deposits	90.676	87,576	82,654	83,257	87,008	88,990	88,003	82,927
Borrowed funds	100	590	1,078	526	116	117	129	1,754
Other liabilities	318	573	491	632	903	548	458	267
Shareholders' equity	9,942	10,451	10,558	10,539	10,208	10,055	9,928	9,769
Total average liabilities and Shareholders' equity	$ 112,030	$ 109,726	$ 105,024	$ 105,163	$ 109,206	$ 109,860	$ 108,239	$ 104,246

ITEM 7. Financial Statements.

EXCHANGE BANCSHARES, INC. - CONSOLIDATED BALANCE SHEETS

	(Dollars in thousands) December 31,	
	2002	2001
ASSETS		
Cash and cash equivalents		
Cash and amounts due from depository institutions	$ 3,221	$ 3,931
Interest-bearing demand deposits in banks	29	23
Federal funds sold	12,515	2,811
Total cash and cash equivalents	15,765	6,765
Investment securities		
Securities available-for-sale	17,652	14,815
Total investment securities	17,652	14,815
Loans	72,512	81,182
Allowance for loan losses	(1,417)	(844)
Net loans	71,095	80,338
Premises and equipment, net	3,395	3,428
Accrued interest receivable	671	788
Intangible assets	83	83
Deferred income taxes	180	0
Foreclosed assets	1,150	92
Other assets	697	147
TOTAL ASSETS	$110,688	$106,456
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 11,535	$ 10,943
Interest-bearing	89,310	84,288
Total deposits	100,845	95,231
Borrowed funds	100	115
Accrued interest payable	190	256
Deferred income taxes	0	12
Other liabilities	331	390
TOTAL LIABILITIES	101,466	96,004
SHAREHOLDERS' EQUITY		
Preferred shares ($25.00 par value) 750 shares authorized, 0 shares issued	0	0
Common shares ($5.00 par value) 750,000 shares authorized, 586,644 issued	2,933	2,933
Additional paid-in capital	5,071	5,071
Retained earnings	932	2,168
Accumulated other comprehensive income	286	280
TOTAL SHAREHOLDERS' EQUITY	9,222	10,452
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$110,688	$106,456

See accompanying notes.

EXCHANGE BANCSHARES, INC. - CONSOLIDATED STATEMENTS OF INCOME

	(Dollars in thousands, except per share data) Year Ended December 31,		
	2002	2001	2000
INTEREST INCOME			
Interest and fees on loans	$ 6,140	$ 7,134	$ 7,200
Interest and dividends on investment securities	808	885	934
Interest on federal funds sold	87	266	125
Interest on due from bank deposits	0	2	2
TOTAL INTEREST INCOME	7,035	8,287	8,261
INTEREST EXPENSE			
Interest on deposits	2,856	4,041	3,524
Interest on advances from Federal Home Loan Bank	16	34	354
TOTAL INTEREST EXPENSE	2,872	4,075	3,878
NET INTEREST INCOME	4,163	4,212	4,383
Provision for loan losses	2,019	15	75
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,144	4,197	4,308
NON-INTEREST INCOME			
Service charges on deposits	389	328	291
Secondary market loan fees	163	188	75
Fees on sales of annuities and mutual funds	131	99	114
Gain on sale of investments	19	0	0
Other income	66	65	72
TOTAL NON-INTEREST INCOME	768	680	552
NON-INTEREST EXPENSES			
Salaries and employee benefits	2,230	2,008	1,895
Occupancy and equipment, net	584	620	634
Bank and ATM charges	130	124	110
Credit card	62	59	60
Data processing	165	154	139
Directors fees	110	70	64
Examination and accounting fees	203	150	160
State and other taxes	123	124	114
Postage and courier	122	119	122
Supplies and printing	136	119	124
Advertising	130	110	98
Legal	199	97	83
Telephone	79	75	70
Other expenses	314	187	191
TOTAL NON-INTEREST EXPENSES	4,587	4,016	3,864
INCOME (LOSS) BEFORE FEDERAL INCOME TAX EXPENSE	(1,675)	861	996
Federal income tax expense (benefit)	(585)	269	320
NET INCOME (LOSS)	$(1,090)	$ 592	$ 676
EARNINGS PER SHARE:			
Basic	$(1.86)	$1.01	$1.16
Diluted	$(1.86)	$1.01	$1.16

See accompanying notes.

EXCHANGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of shares		(Dollars in thousands)					
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Compre-hensive income
Balances at December 31, 1999, as previously reported	552,239	0	$2,761	$4,382	$2,206	$ 0	$(89)	
Prior-period adjustment-error in accounting for FHLB stock dividends in accordance with SFAS 109					(18)			
Balances at December 31, 1999, as restated	552,239	0	2,761	4,382	2,188	0	(89)	
Net income					676			$676
Other comprehensive income- Change in unrealized gain (loss) on securities available-for-sale, net of tax of $88							170	170
Comprehensive income								$846
Cash dividends declared ($.49 per share)					(285)			
5% stock dividend declared	27,420		137	567	(704)			
Issuance of common stock	5,844		30	106	(6)			
Balances at December 31, 2000	585,503	0	2,928	5,055	1,869	0	81	
Net income					592			$592
Other comprehensive income- Change in unrealized gain (loss) on securities available-for-sale, net of tax of $102							199	199
Comprehensive income								$791
Cash dividends declared ($.50 per share)					(293)			
Issuance of common stock	1,141		5	16				
Balances at December 31, 2001	586,644	0	2,933	5,071	2,168	0	280	
Net income (loss)					(1,090)			$(1,090)
Other comprehensive income- Change in unrealized gain (loss) on securities available-for-sale, net of tax of $3							6	6
Comprehensive income (loss)								$(1,084)
Cash dividends declared ($.25 per share)					(146)			
Balances at December 31, 2002	586,644	0	$2,933	$5,071	$932	$0	$286	

See accompanying notes.

EXCHANGE BANCHSARES, INC. - CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in thousands) Year ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$(1,090)	$ 592	$ 676
Adjustments to reconcile net income to net cash			
Provided by operating activities:			
Provision for loan losses	2,019	15	75
Depreciation	233	276	311
Goodwill amortization	0	7	7
Deferred income taxes	(195)	27	81
Investment securities amortization (accretion), net	119	55	55
Gain from sale of investment securities	(19)	0	0
Gain from sale of other real estate owned	(8)	0	0
Originations of loans held-for-sale	0	0	0
Proceeds from loans held-for-sale	0	0	34
Changes in operating assets and liabilities:			
Accrued interest receivable	117	60	(127)
Accrued interest payable	(65)	(37)	103
Other assets	(551)	(106)	493
Other liabilities	(20)	190	(296)
Net cash provided by operating activities	540	1,079	1,412
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of held-to-maturity securities	0	100	175
Purchases of available-for-sale securities	(7,336)	(5,234)	(4,542)
Proceeds from sale of available-for-sale securities	521	0	0
Proceeds from maturities of available-for-sale securities	3,887	6,000	6,277
Net change in loans	6,075	(1,830)	(7,650)
Purchases of premises and equipment	(201)	(255)	(97)
Proceeds from sale of other real estate owned	100	0	0
Net cash provided by (used in) investing activities	3,046	(1,219)	(5,837)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in:			
Noninterest-bearing, interest-bearing demand, and savings deposits	2,099	5,347	(689)
Certificates of deposit	3,514	(223)	7,255
Proceeds from short-term Federal Home Loan Bank advances	0	0	21,000
Payments on short-term Federal Home Loan Bank advances	(15)	(2,500)	(23,500)
Payments on long-term Federal Home Loan Bank advances	0	(17)	(19)
Issuance of common stock	0	21	130
Prior period adjustment	(38)	0	0
Dividends paid	(146)	(293)	(285)
Net cash provided by financing activities	5,414	2,335	3,892
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,000	2,195	(533)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,765	4,570	5,103
CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,765	$6,765	$ 4,570
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for interest	$2,938	$4,111	$ 3,775
Cash paid during the year for income taxes	291	146	287

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Exchange Bancshares, Inc. (the "Bancorp") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, The Exchange Bank, (the "Bank"). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in portions of Lucas and Wood Counties in Northwest Ohio. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions and the Federal Reserve System through the Federal Reserve Bank of Cleveland (FRB).

Basis of Consolidation

The consolidated financial statements include the accounts of Exchange Bancshares, Inc. and its wholly-owned subsidiary, The Exchange Bank, after elimination of all material intercompany transactions and balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However the amount of change that is reasonably possible cannot be estimated.

Investment Securities

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans Held for Sale
Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method.

Loans
Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment
Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Other Real Estate Owned
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank=s carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset=s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if

necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, non-accrual loan interest, deferred acquisition costs and net deferred loan fees. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files a consolidated income tax return with its subsidiary.

Statements of Cash Flows

The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Reclassifications

Certain amounts in 2001 and 2000 have been reclassified to conform with the 2002 presentation.

NOTE B – PRIOR PERIOD ADJUSTMENT

The accompanying financial statements for 2001 and 2000 have been restated to correct an error in treating Federal Home Loan Bank stock dividends as a permanent non-taxable income item when it is to be treated as a temporary difference as part of the Company's deferred tax calculation. The effect of the restatement was to decrease net income in 2001 and 2000 by $10,000 net of income tax of $5,000 in each year. Retained earnings at the beginning of 2000 has been adjusted for the effects of the restatements on prior years.

NOTE C - RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank and other correspondent banks. The required reserve at December 31, 2002 and 2001 was $533,000 and $709,000, respectively.

NOTE D - INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale

	(Dollars in thousands)							
	December 31, 2002				December 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
US Government	$2,587	$ 80	$ 0	$2,667	$ 2,524	$ 58	$ 0	$ 2,582
Federal agency	10,167	317	0	10,484	10,210	375	(5)	10,580
Mortgage-backed securities	2,295	3	0	2,298	0	0	0	0
Corporate debt securities	1,533	25	(1)	1,557	1,032	4	(8)	1,028
Equity securities	646	0	0	646	625	0	0	625
Total	$17,228	$425	$(1)	$17,652	$14,391	$437	$(13)	$14,815

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2002, by contractual maturity, are as follows:

	(Dollars in thousands)	
	Available-for-sale	
Amounts maturing in :	Amortized Cost	Fair Value
One year or less	$ 4,504	$ 4,603
After one year through five years	11,128	11,451
After five years through ten years	950	952
Equity securities	646	646
Total	$17,228	$17,652

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 2002, the Bank sold securities available-for-sale for total proceeds of approximately $521,000 resulting in $19,000 in gross realized gains and no gross realized losses.

The Bank did not sell any securities in 2001, or in 2000.

Investment securities with a carrying value of approximately $11,414,000 and $10,746,000 were pledged at December 31, 2001 and 2002 to secure certain deposits.

NOTE E - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 2002 and 2001 are summarized as follows:

	(Dollars in thousands)	
	2002	2001
Loans secured by real estate:		
Construction	$ 2,258	$ 1,694
Farmland	2,288	2,711
One-to four-family residential properties	27,687	32,994
Multifamily (5 or more) residential properties	59	1,203
Nonfarm nonresidential properties	24,357	24,227
Agricultural production	1,103	852
Commercial and industrial	2,582	3,596
Consumer	11,332	13,696
Municipal	820	268
Other loans	26	9
	72,512	81,250
Unearned income	0	(68)
Total	$72,512	$81,182

	2002	2001	2000
Allowance for loan losses:			
Balance, beginning of year	$ 844	$ 756	$1,008
Provision for loan losses	2,019	15	75
Recoveries on loans	112	333	79
Loans charged off	(1,558)	(260)	(406)
Balance, end of year	$ 1,417	$ 844	$ 756

At December 31, 2002 and 2001, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $429,000 and $130,000, respectively. The average recorded investment in impaired loans amounted to approximately $428,000 and $135,000 for the years ended December 31, 2002 and 2001, respectively. The allowance for loan losses related to impaired loans amounted to approximately $219,000 and $82,000 at December 31, 2002 and 2000, respectively. Interest income on impaired loans of $2,000, $14,000 and $20,000 was recognized for cash payments received in 2002, 2001 and 2000, respectively. The Bank has no commitments to loan additional funds to borrowers whose loans have been classified as impaired.

The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2002 was $499,000. During the year ended December 31, 2002, new loans made to such related parties amounted to $160,000 and payments amounted to $285,000.

Loans totaling $1,150,000 were transferred from loans to other real estate owned during 2002. Loans totaling $92,000 were transferred from loans to other real estate owned during 2001.

NOTE F - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2002 and 2001 follows:

	(Dollars in thousands)	
	2002	2001
Land	$ 738	$ 738
Buildings	3,254	3,254
Equipment	2,119	1,918
	6,111	5,910
Accumulated depreciation	(2,716)	(2,482)
Total	$ 3,395	$ 3,428

NOTE G - DEPOSITS

Deposit account balances at December 31, 2002 and 2001, are summarized as follows:

	(Dollars in thousands)	
	2002	2001
Noninterest-bearing	$ 11,535	$10,943
Interest-bearing demand	16,168	16,615
Savings accounts	17,862	16,757
Individual retirement accounts	7,189	6,339
Certificates of deposit	48,091	44,577
Total	$100,845	$95,231

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $14,429,000 and $12,056,000 at December 31, 2002 and 2001.

Certificates maturing in years ending December 31, as of December 31, 2002:

	(Dollars in thousands)
2003	$25,664
2004	9,512
2005	8,419
2006	1,510
After 2006	2,986
Total	$48,091

The Bank held related party deposits of approximately $815,000 and $952,000 at December 31, 2002 and 2001, respectively.

Overdrawn demand deposits reclassified as loans totaled $25,000 and $9,000 at December 31, 2002 and 2001, respectively.

NOTE H - BORROWED FUNDS

Borrowed funds are comprised of the following at December 31:

	Current Interest Rate	(Dollars in thousands) Balance 2002	2001
Fixed rate advances, with monthly principal and interest payments due July 1, 2017	6.85%	$100	$115
Total advances		$100	$115

Federal Home Loan Bank ("FHLB") advances are collateralized by all shares of FHLB stock owned by the Bank (totaling $481,000) and by 100% of the Bank's qualified mortgage loan portfolio (totaling approximately $27,687,000). Based on the carrying amount of "FHLB" stock owned by the Bank, total "FHLB" advances are limited to approximately $15,669,000.

The aggregate minimum future annual principal payments on FHLB advances are $14,000 in 2003, $12,000 in 2004, $11,000 in 2005, and $63,000 after 2005.

NOTE I - FEDERAL INCOME TAXES

The components of income tax expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	(Dollars in thousands)		
	2002	2001	2000
Income tax expense			
Current tax expense (benefit)	$(780)	$242	$239
Deferred tax expense (benefit)	(195)	27	81
Total	$(585)	$269	$320

A reconciliation of the federal statutory tax rate to the Bancorp's effective tax rate for the years ended December 31, 2002, 2001, and 2000 is as follows:

	(Dollars in thousands)		
	2002	2001	2000
Federal statutory income tax at 34%	$(570)	$293	$338
Tax exempt income	(5)	(7)	(7)
Net operating loss carryforward	(19)	(19)	(19)
Non-deductible expenses	2	6	3
Other	7	(4)	5
Total	$(585)	$269	$320

The tax effects of temporary differences which comprise the significant portions of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 are as follows:

	(Dollars in thousands)	
	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 341	$ 190
Net operating loss carryforward	266	309
Nonaccrual loans	80	29
	687	528
Deferred tax liabilities:		
Loan fees	(10)	(10)
Depreciation	(55)	(33)
Investment securities	(147)	(144)
Other	(29)	(44)
	(241)	(231)
Valuation allowance for deferred tax assets	(266)	(309)
Net deferred tax asset (liability)	$ 180	$ (12)

In accordance with Internal Revenue Code Section 382, utilization of the Company's net operating loss carryforward is estimated to be limited to approximately $57,000 per year. The net operating loss carryforward expires in 2016.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

	(Dollars in thousands)	
	2002	2001
Home equity lines	$2,245	$1,608
Credit card lines	2,653	2,838
Other loan commitments	4,109	3,753
Letter of credit	138	138
Total	$9,145	$8,337

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments during the past two years.

The Bank maintains several bank accounts at six banks. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at two of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $1,476,000.

NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

The Bancorp periodically is subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Bancorp.

NOTE L - RESTRICTION ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 2002, no retained earnings were available for the payment of dividends to the holding company without prior regulatory approval.

NOTE M - EMPLOYEE BENEFIT PLANS

In 1994 the Profit Sharing Plan was changed to a discretionary Prototype Cash or Deferred Profit Sharing Plan and Trust/Custodial Account Plan which also includes a 401(k) plan. Under the new plan the Bank will match fifty cents for each dollar which the employee voluntarily contributes to the plan. This match by the Bank is limited to three percent of the employee's annual salary. The contributions made by the Bank for the years 2002, 2001 and 2000 were $23,000, $33,000, $30,000, respectively. Forty-six employees participated in the plan during 2002, forty-six in 2001, and thirty-eight employees participated in the plan during 2000.

NOTE N – EARNINGS PER SHARE

The corporation adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS #128), at the end of 1998, which replaced the calculation of primary and fully diluted earnings per share with earnings per share and earnings per share – assuming dilution. Because there are no common stock equivalents, no difference exists between the application of SFAS #128 and previous methods. Accordingly, no restatement at prior years was necessary.

The following table sets forth the computation of earnings per share:

	(Dollars in thousands, except per share data)		
	2002	2001	2000
Numerator:			
Net income (loss), earnings per share and earnings per share – assuming dilution	$ (1,090)	$ 592	$ 676
Denominator:			
Weighted average shares outstanding, earnings per share and earnings per share-assuming dilution	586,644.0	585,553.2	583,870.0
Earnings per share	$(1.86)	$1.01	$1.16
Earnings per share – assuming dilution	$(1.86)	$1.01	$1.16

NOTE O - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank (FRB). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows:

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 9,538	12.3%	$6,192	8.0%	$7,740	10.0%
Tier I Capital (to Risk-Weighted Assets)	8,565	11.1	3,096	4.0	4,644	6.0
Tier I Capital (to Average Assets)	8,565	7.7	3,358	3.0	5,597	5.0
As of December 31, 2001:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$10,636	14.0%	$6,070	8.0%	$7,587	10.0%
Tier I Capital (to Risk-Weighted Assets)	9,792	12.9	3,035	4.0	4,552	6.0
Tier I Capital (to Average Assets)	9,792	9.0	3,274	3.0	5,456	5.0

NOTE P - FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Borrowed funds: The carrying amounts of borrowed funds are estimated using discounted cash flow analysis based on interest rates currently being offered on borrowed funds.

The estimated fair values of the Company's financial instruments at December 31, are as follows:

(Dollars in thousands)

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$15,765	$15,765	$ 6,765	$ 6,765
Investments securities	17,652	17,652	14,815	14,815
Loans	72,512	71,569	81,182	81,083
Accrued interest receivable	671	671	788	788
Financial liabilities:				
Deposits	100,845	101,833	95,231	93,929
Borrowed funds	100	100	115	115
Accrued interest payable	190	190	256	256

NOTE Q - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Exchange Bancshares, Inc. (parent company only) follows:

Condensed Balance Sheets

	(Dollars in thousands) At December 31,	
	2002	2001
Assets		
Noninterest-bearing deposit with subsidiary bank	$ 21	$ 66
Interest-bearing deposit in subsidiary bank	100	175
Investment in subsidiary bank	8,934	10,155
Deferred income taxes	72	0
Other assets	118	198
Total assets	$ 9,245	$10,594
Liabilities and Shareholders' Equity		
Other liabilities	$ 23	$ 104
Shareholders' Equity	9,222	10,490
Total liabilities and shareholders' equity	$ 9,245	$10,594

Condensed Statements of Income

	(Dollars in thousands) Year ended December 31,		
	2002	2001	2000
Income			
Interest on deposits in subsidiary bank	$ 5	$ 11	$ 5
Dividends from subsidiary bank	329	400	300
Total income	334	411	305
Expenses			
Salaries	86	26	26
Severance	55	0	0
Accounting and consulting fees	61	34	29
Legal	59	8	13
Director fees	48	13	9
Other expenses	43	27	43
Total expenses	352	108	120
Income (loss) before income taxes and equity in undistributed Earnings of subsidiary	(18)	303	185
Income tax benefit	118	33	40
Income before undistributed earnings of subsidiary	100	336	225
Equity in undistributed earnings of subsidiary	(1,190)	256	451
Net income	$(1,090)	$ 592	$ 676

Condensed Statements of Cash Flows

	(Dollars in thousands) Year ended December 31,		
	2002	2001	2000
Cash Flows from Operating Activities			
Net income (loss)	$(1,090)	$ 592	$ 676
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Deferred income taxes	(72)	0	0
Change in other assets	79	(155)	269
Change in other liabilities	(81)	(25)	(146)
Equity in undistributed earnings of subsidiary	1,190	(256)	(451)
Net cash provided by (used in) operating activities	26	156	348
Cash Flows from Investing Activities			
Purchase of time deposit	0	0	(175)
Maturity of time deposit	75	0	0
Net cash provided by (used in) financing activities	75	0	(175)
Cash Flows from Financing Activities			
Proceeds from sale of common stock	0	22	131
Cash dividends paid	(146)	(293)	(285)
Net cash used in financing activities	(146)	(271)	(154)
Net increase (decrease) in cash and cash equivalents	(45)	(115)	19
Cash and cash equivalents			
Beginning of year	66	181	162
End of year	$ 21	$ 66	$ 181

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Exchange Bancshares, Inc.
Luckey, Ohio

We have audited the consolidated balance sheets of Exchange Bancshares, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders= equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exchange Bancshares, Inc. and Subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dixon, Francis, Davis & Company

Dixon, Francis, Davis
& Company

Granville, Ohio
January 23, 2003



CORPORATE INFORMATION

DIRECTORS OF EXCHANGE BANCSHARES, INC.

Cecil R. Adkins, Manufactured Housing, Developer
Walbridge, Ohio
Norma J. Christen, Restaurant Owner
Bowling Green, Ohio
Mark S. Derkin, Specialized Industrial Components Distributor, Maumee, Ohio
Donald P. Gerke, Educator
Pemberville, Ohio
Joseph R. Hirzel, Food Processing
Pemberville, Ohio
Rolland I. Huss, Farmer
Luckey, Ohio
Marion Layman, Banker
Luckey, Ohio
David G. Marsh, Mortuary Owner
Luckey, Ohio
Edmund J. Miller, Television Broadcasting Engineer
Luckey, Ohio
Jeffery A. Robb, Sr., CPA, Banker
Hebron, Ohio

EXECUTIVE OFFICERS OF EXCHANGE BANCSHARES, INC.

Marion Layman, Chairman
Jeffery A. Robb, Sr., President & CEO
Joseph R. Hirzel, Secretary
Thomas E. Funk, Vice President, Treasurer & CFO

ANNUAL MEETING

Wednesday, May 14, 2003, following the
6:30 p.m. dinner for shareholders
4900 Sugar Ridge Road
Pemberville, Ohio 43450

INDEPENDENT AUDITORS

Dixon, Francis, Davis & Company
1205 Weaver Road
Granville, Ohio 43023
(740) 321-1000
Fax (740) 321-1100

COUNSEL

Dinsmore & Shohl LLP
Attorneys at Law
1900 Chemed Center, 255 East Fifth Street
Cincinnati, Ohio 45202
(513) 977-8200

TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, Illinois 60606
(312) 427-2953 or 1(800) 757-5755
Fax (312) 427-2879

COMMON STOCK

There were 586,644 common shares of Exchange Bancshares outstanding on March 12, 2003, held of record by approximately 803 shareholders. Since January 1, 1994, Exchange Bancshares' common shares have been traded on the over-the-counter market. Two brokerage firms serve as limited market makers: Sweeny Cartwright & Co. and McDonald & Company. The following represents high and low trading prices and dividends declared during each respective quarter during 2002 and 2001. Trading prices reflect inter-dealer prices, without retail mark-up, mark-down or commission.

2002	High	Low	Dividend Declared
First Quarter	$19.00	$18.00	$0.00
Second Quarter	$19.60	$18.15	$0.20
Third Quarter	$20.00	$19.00	$0.00
Fourth Quarter	$20.00	$19.00	$0.05

2001	High	Low	Dividend Declared
First Quarter	$22.75	$18.25	$0.00
Second Quarter	$20.00	$17.00	$0.20
Third Quarter	$19.00	$17.00	$0.00
Fourth Quarter	$19.50	$17.00	$0.30

A copy of Exchange Bancshares' Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, is available at no charge to shareholders upon request to:

Joseph R. Hirzel, Secretary
Exchange Bancshares, Inc.
237 Main Street, P. O. Box 177
Luckey, OH 43443-0177
(419) 833-3401

INVESTOR INFORMATION

Investors, analysts and others seeking financial information may contact:

Jeffery A. Robb, Sr., President & CEO
Thomas E. Funk, Vice President, Treasurer & CFO
Exchange Bancshares, Inc.
237 Main Street, P. O. Box 177
Luckey, OH 43443-0177
(419) 833-3401

MARKET MAKERS

Sweeny Cartwright & Company
17 South High Street, Suite 300
Columbus, Ohio 43215
(614) 228-5391 or 1(800) 334-7481

McDonald and Company
One Seagate Square
Toledo, Ohio 43604
(419) 977-8200